Patrick Jorstad

Patrick has been a State Street shareholder since 1996. Patrick works as a senior computer network engineer, and has managed mission-critical project teams for a variety of private and non-profit corporations. He has consulted for a number of leading U.S. companies, including Fidelity and John Hancock. He has completed an A.S. in Applied Computer Science from Johnson & Wales University, an A.S. in Management of Information Systems from Northeastern University, and a B.S. in Business Administration, *cum laude*, from Northeastern University, all while working full time. Patrick currently lives and works in the Greater Washington, DC area, and plans to remain a State Street stockholder for decades to come.

Added 12/12/04: Patrick has been accepted into a highly respected Master's degree program in Information Technology, with an anticipated graduation date of June 2006. The program has already given Patrick opportunities to overcome his fear of public speaking, and he hopes to put these newfound public speaking skills to good use at future shareholders' meetings.

Added 8/26/06: Patrick graduated from the MS in Technology Management program at George Mason University earlier this summer. His GPA was 3.82.